UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)(1)

                               Mothers Work, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                    619903107
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                                 (Cusip Number)

                                    Lita Chow
                              c/o Episode USA, Inc.
                                 1040 6th Avenue
                            New York, New York 10018
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 11, 1996
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                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

--------
(1) The remainder of this cover page shall be filled out for a reporting persons's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.).

                                  SCHEDULE 13D

CUSIP No. 61990317                                                        Page 2

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   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Episode USA, Inc.   Employer I.D.# 11-2750441
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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  |_|
                                                                       (b)  |_|
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   3     SEC USE ONLY
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   4     SOURCE OF FUNDS*

           Not applicable
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   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                 |_|

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   6     CITIZENSHIP OR PLACE OF ORGANIZATION
           State of Delaware
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                      7     SOLE VOTING POWER
    NUMBER OF
                                   0
     SHARES       --------------------------------------------------------------
                      8     SHARED VOTING POWER
  BENEFICIALLY
                                   0
    OWNED BY      --------------------------------------------------------------
                      9     SOLE DISPOSITIVE POWER
      EACH
                                   0
    REPORTING     --------------------------------------------------------------
                     10     SHARED DISPOSITIVE POWER
     PERSON
                                   0
      WITH
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  0
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                            |_|

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

                  CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No.      619903107                                                  Page 3

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   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           SC Fang & Sons (Holdings) Limited
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  |_|
                                                                       (b)  |_|
--------------------------------------------------------------------------------
   3     SEC USE ONLY
--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

           Not applicable
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                 |_|

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
           Hong Kong
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                      7     SOLE VOTING POWER
    NUMBER OF
                                   0
     SHARES       --------------------------------------------------------------
                      8     SHARED VOTING POWER
  BENEFICIALLY
                                   0
    OWNED BY      --------------------------------------------------------------
                      9     SOLE DISPOSITIVE POWER
      EACH
                                   0
    REPORTING     --------------------------------------------------------------
                     10     SHARED DISPOSITIVE POWER
     PERSON
                                   0
      WITH
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  0
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                            |_|


--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

                  CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

      This Amendment No. 1 is filed pursuant to Rule 13d-2(a) promulgated under the Securities Exchange Act of 1934 and amends the Schedule 13D previously filed with the Securities and Exchange Commission by the reporting persons on July 22, 1996.

Item 1. Security and Issuer.

No changes.

Item 2. Identity and Background.

No changes.

Item 3. Source and Amount of Funds or Other Consideration.

      Episode USA, Inc. ("Episode"), a Delaware corporation and a subsidiary of SC Fang & Sons (Holdings) Limited, a Hong Kong company ("SC Fang"), entered into an agreement (the "Agreement") as of November 18, 1996 with Toppy International Ltd., a Hong Kong corporation ("Toppy"), pursuant to which Episode, on December 11, 1996, sold to Toppy (the "Sale") all of Episode's 217,365 shares of common stock, par value $.01 per share, of Mothers Work, Inc. (the "Common Stock") at a per share price of $12.00 and an aggregate sale price of $2,603,380.

Item 4. Purpose of Transaction.

      Episode is a debtor-in-possession in a chapter 11 case currently before the United States Bankruptcy Court for the Southern District of New York, Case No. 96-B-40371(JLG). On August 20, 1996, Episode filed a Plan of Reorganization (the "Plan") with the bankruptcy court in its chapter 11 case. The Sale was effected as part of and pursuant to the Plan.

Item 5. Interest in Securities of the Issuer.

      (a) & (b) As a result of the Sale, neither Episode nor SC Fang directly or beneficially own any securities of the Issuer.

      (c)  Not applicable.

      (d) As a result of the Sale, Toppy beneficially owns and has the sole power to vote and dispose of 217,365 shares of Common Stock.

      (e) As of December 11, 1996, Episode and SC Fang ceased to be the beneficial owners of more than five percent of the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      See Item 3 for a brief description of the Agreement and Item 4 for a brief description of the Plan.

Item 7. Material to be Filed as Exhibits.

     Exhibit 1: Joint Filing Agreement

     Exhibit 2: Agreement, dated as of November 18, 1996, between Episode USA,
                Inc. and Toppy International Ltd.

                                   SIGNATURES


      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this instrument is true, complete and correct.

Dated:  Dated December 23, 1996



EPISODE USA, INC.                         SC FANG & SONS (HOLDINGS)
                                          LIMITED


By: /s/ Lita Chow                         By: /s/ Kenneth Fang
    ------------------------                  ----------------------------
    Name: Lita Chow                           Name: Kenneth Fang
    Title: President                          Title: Director


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